                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-26380
                                                                         -------

                          NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
|_| Form N-SAR
       For Period Ended: December 31, 2001
                         -------------------------------------------------------
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
       For the Transition Period Ended:
                                       -----------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
                                                         -----------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          PixTech, Inc.
                                 -------------
Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)

Avenue Olivier Perroy
---------------------

City, state and zip code 13790 Rousset, France
                         ---------------------



                                             PART II
                                     RULE 12b-25 (b) and (c)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     We are currently negotiating with third parties in an attempt to obtain additional funds to continue operations. We are also engaged in discussions with a commercial court in France regarding the ability of our primary operating subsidiary, PixTech, S.A., to continue operations. Due to our current financial position and the uncertainties relating to these matters, we have not determined whether our financial statements should be presented on a going concern basis or a liquidation basis. As a result, our accountants have not been able to render an opinion regarding our financial statements.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
     Marie Boem, Chief Financial Officer              011-33-4-42-29-1152
--------------------------------------------------------------------------------

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------


                                  PixTech, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 2, 2002              By      /s/ Ronald J. Ritchie
     -----------------------            --------------------------------
                                             Ronald J. Ritchie
                                             Interim President and CEO